UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

iSpecimen Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

45032V108
(CUSIP Number)

December 31, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐Rule 13d-1(c)
☒Rule 13d-1(d)
*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No. 45032V108

1		NAME OF REPORTING PERSONS OBF Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 841,981
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 841,981
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 841,981
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.4% (1)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)  Percent of class is calculated based on 8,918,447 shares of common stock outstanding as of December 29, 2022, as reported in the Issuer’s prospectus supplement filed with the Securities and Exchange Commission pursuant to Rule 424(b)(3) (Registration No.: 333-261701) on December 30, 2022.
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CUSIP No. 45032V108

1		NAME OF REPORTING PERSONS George H. Scholl
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 851,869 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 851,869 (1)
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 851,869 (1)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.5% (1) (2)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)  Includes the 841,981 shares of common stock held by OBF Investments, LLC. As the President and Chief Executive Officer of OBF Investments, LLC, Mr. Scholl may be deemed to beneficially own the 841,981 shares of common stock held by OBF Investments, LLC.  Also includes (i) a total of 2,500 shares of common stock issued upon the vesting and settlement of restricted stock units (“RSUs”) on September 30, 2021, December 31, 2021, March 21, 2022, and June 21, 2022, (ii) 625 shares of common stock issued upon the vesting and settlement of RSUs, which vested on December 31, 2022 and were settled on January 3, 2023, and (iii) a total of 6,763 shares of common stock issuable upon exercise of vested stock options at an exercise price of $8.00 per share, which were exercisable as of December 31, 2022.  Does not include 6,762 shares of common stock issuable upon exercise of unvested stock options at an exercise price of $8.00 per share, which are not exercisable within 60 days of December 31, 2022.  Additionally, does not include 10,000 shares of common stock issuable upon exercise of unvested stock options at an exercise price of $1.41 per share, which are not exercisable within 60 days of December 31, 2022.

(2)  Percent of class is calculated based on: (i) 8,918,447 shares of common stock outstanding as of December 29, 2022, as reported in the Issuer’s prospectus supplement filed with the Securities and Exchange Commission pursuant to Rule 424(b)(3) (Registration No.: 333-261701) on December 30, 2022, plus (ii) 625 shares of common stock issued upon the vesting and settlement of RSUs, which vested on December 31, 2022 and were settled on January 3, 2023, plus (iii) 6,763 shares of common stock issuable upon exercise of vested stock options at an exercise price of $8.00 per share, which were exercisable as of December 31, 2022.
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CUSIP No. 45032V108

Item 1(a).	Name of Issuer:

iSpecimen Inc. (the "Issuer")

Item 1(b).	Address of Issuer’s Principal Executive Offices:

450 Bedford Street
Lexington, MA 02420

Item 2(a).	Name of Person Filing:

OBF Investments, LLC and George H. Scholl

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The business address of each of OBF Investments, LLC and George H. Scholl is c/o iSpecimen Inc., 450 Bedford Street, Lexington, MA 02420.

Item 2(c).	Citizenship:

OBF Investments, LLC is a limited liability company organized and existing under the laws of the State of Florida.

Mr. Scholl is a United States citizen.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.0001 per share

Item 2(e).	CUSIP Number:

45032V108

Item 3.	If this statement is filed pursuant to 240.13d-1(b), or 240.13d-2(b), or (c), check whether the person filing is a:

(a)	[ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	[ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	[ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	[ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

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CUSIP No. 45032V108
(e)	[ ] An investment adviser in accordance with § 240.13d-l(b)(l)(ii)(E);

(f)	[ ] An employee benefit plan or endowment fund in accordance with § 240.13d -1(b)(1)(ii)(F);

(g)	[ ] A parent holding company or control person in accordance with § 240.13d-1(b)(l)(ii)(G);

(h)	[ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[ ] A non-U.S. institution in accordance with § 240.13d-l(b)(l)(ii)(J);

(k)	[ ] Group, in accordance with § 240.13d-l(b)(l)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-l(b)(l)(ii)(J), please specify the type of institution: ________

Not applicable.

Item 4.                   Ownership:

OBF Investments, LLC

(a)	Amount Beneficially Owned: 841,981 shares of common stock.

(b)
Percent of Class:  9.4%, which is calculated based on 8,918,447 shares of common stock outstanding as of December 29, 2022, as reported in the Issuer’s prospectus supplement filed with the Securities and Exchange Commission pursuant to Rule 424(b)(3) (Registration No.: 333-261701) on December 30, 2022.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 841,981

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 841,981

(iv)	Shared power to dispose or to direct the disposition of: 0

George Scholl:

(a)	Amount Beneficially Owned: 851,869 shares of common stock.

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CUSIP No. 45032V108

Includes the 841,981 shares of common stock held by OBF Investments, LLC. As the President and Chief Executive Officer of OBF Investments, LLC, Mr. Scholl may be deemed to beneficially own the 841,981 shares of common stock held by OBF Investments, LLC.

Also includes (i) a total of 2,500 shares of common stock issued upon the vesting and settlement of restricted stock units (“RSUs”) on September 30, 2021, December 31, 2021, March 21, 2022, and June 21, 2022, (ii) 625 shares of common stock issued upon the vesting and settlement of RSUs, which vested on December 31, 2022 and were settled on January 3, 2023, and (iii) a total of 6,763 shares of common stock issuable upon exercise of vested stock options at an exercise price of $8.00 per share, which were exercisable as of December 31, 2022.  These RSUs and stock options were awarded as compensation for Mr. Scholl’s service as a director of the Issuer. Does not include 6,762 shares of common stock issuable upon exercise of unvested stock options at an exercise price of $8.00 per share, which are not exercisable within 60 days of December 31, 2022.  Additionally, does not include 10,000 shares of common stock issuable upon exercise of unvested stock options at an exercise price of $1.41 per share, which are not exercisable within 60 days of December 31, 2022.

(b)
Percent of Class: 9.5%, which is calculated based on: (i) 8,918,447 shares of common stock outstanding as of December 29, 2022, as reported in the Issuer’s prospectus supplement filed with the Securities and Exchange Commission pursuant to Rule 424(b)(3) (Registration No.: 333-261701) on December 30, 2022, plus (ii) 625 shares of common stock issued upon the vesting and settlement of RSUs, which vested on December 31, 2022 and were settled on January 3, 2023, plus (iii) 6,763 shares of common stock issuable upon exercise of vested stock options at an exercise price of $8.00 per share, which were exercisable as of December 31, 2022.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 851,869

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 851,869

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class:

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not Applicable

Item 8.	Identification and Classification of Members of the Group:

Not Applicable

Item 9.	Notice of Dissolution of Group:

Not Applicable
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CUSIP No. 45032V108

Item 10.	Certification:

Not Applicable

Exhibits.
99.1 Joint Filing Agreement – Previously Filed

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CUSIP No. 45032V108
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date:  February 13, 2023

OBF Investments, LLC

/s/ George H. Scholl
By: George H. Scholl
Its: President and Chief Executive Officer

/s/ George H. Scholl
 George H. Scholl